Exhibit 99.1

Appendix 3Z
Final Director’s Interest Notice

Rule 3.19A.3
Appendix 3Z

Final Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity pSivida Limited
ABN 78 009 232 026

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Dr Roger Aston
Date of last notice	22 November 2004
Date that director ceased to be director	16 November 2005

Part 1 - Director’s relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities

5,618,586   Ordinary Fully Paid Shares escrowed for a period of 6 months from the completion of the CDS acquisition.
500,000      Unlisted options for ordinary shares @ 61 cents expiring 31 December 2007
549,111      Unlisted options for ordinary shares @ 118 cent expiring 5 August, 2009

Part 2 - Director’s relevant interests in securities of which the director is not the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest Equity (Trust) Jersey Ltd (Beneficial Owner) Newtonmore Biosciences Pty Ltd
Number & class of securities

1,475,000 Ordinary Full Paid Shares escrowed for a period of 6 months from the completion of the CDS acquisition.

500,000   Unlisted options for ordinary shares @ 118 cent expiring 5 August,  2009

+ See chapter 19 for defined terms.
Appendix 3Z Page 1

Appendix 3Z
Final Director’s Interest Notice

Part 3 - Director’s interests in contracts

Detail of contract	A 6 month consultancy contract for a fee of $125,000.
Nature of interest	Provision of consulting services.
Name of registered holder (if issued securities)
No. and class of securities to which interest relates

+ See chapter 19 for defined terms.

Appendix 3Z Page 2